

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 5, 2014

<u>Via E-mail</u>
Christopher Dyakowski
President and Chief Executive Officer
San Antonio Ventures Inc.
3750 W. 49th Avenue
Vancouver, British Columbia
CANADA   V6N 3T8

> **Re: San Antonio Ventures Inc.**
> **Registration Statement on Form 20-FR12G**
> **Filed November 29, 2013**
> **File No. 000-55111**

Dear Mr. Dyakowski:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ John Reynolds

John Reynolds
Assistant Director

cc: Steven Taylor